SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

10 April 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 10 April 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                 Protherics PLC

                         6 monthly Block Listing Return
                         Unapproved Share Option Scheme

London, UK; Brentwood, TN, US: 10 April 2007 - Protherics PLC ("Protherics" or
the "Company"), the international biopharmaceutical company focused on critical care and cancer, announces that, today, the following 6 monthly block listing return in respect of the Company's Unapproved Share Option Scheme has been lodged with the FSA in accordance with Listing Rule 3.5.6.

Name of applicant:                                        Protherics PLC

Name of scheme:                                           Protherics PLC Unapproved Share Option Scheme

Period of return:                          From:          9 October 2006         To:       8 April 2007

Balance under scheme from previous return:                3,282,817

The amount by which the block scheme has been increased,  Nil if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during  130,870 period:

Balance under scheme not yet issued/allotted at end of    3,151,947
period

Number and class of securities originally listed and the  4,559,122 Ordinary Shares (date of admission: 8 April
date of admission                                         2005)

Total number of securities in issue at the end of the
period                                                    339,169,625

                                    | Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs                +44 (0) 7919  480510
Julie Vickers, Company Secretary                             +44 (0)1928 518000

Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble                            +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                         +1 212 850 5600

Or visit  www.protherics.com